SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Form 20-F	☐	Form 40-F	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Corporate Taxpayer’s ID (CNPJ/MF) 02.808.708/0001-07
Corporate Registry ID (NIRE) 35.300.157.770
Publicly-held Company

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS
CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (“Company”) are invited to attend a meeting to be held on April 27, 2007, at 10 a.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, in the City and State of São Paulo, for the Ordinary and Extraordinary General Meetings to be jointly held, to resolve on the following AGENDA:

(a)	At the ANNUAL GENERAL MEETING:

(i) to take the management accounts, examine, discuss and vote the financial statements related to the fiscal year of 2006;

(ii)         to resolve on the allocation of the net income for the year, as well as to ratify the distribution of interest on own capital and dividends approved by the Board of Directors in meetings held on May 23, 2006, September 11, 2006 and December 11, 2006;

(iii)        to ratify the amounts paid by means of the global compensation attributed to the Company’s administrators for the year of 2006 and set forth the global compensation of the administrators for the year of 2007; and

(iv) to elect new members of the Fiscal Council of the Company and respective deputies, as well as to set forth their global compensation for the year of 2007.

(b)	At the EXTRAORDINARY GENERAL MEETING:

(i)          to approve an increase on the corporate capital, on the amount of R$174,150,869.26, corresponding to the partial capitalization of the tax benefit resulting from the partial amortization of the special premium reserve on the fiscal year of 2006, pursuant to article 7 of CVM’s Normative Ruling No. 319/99, by means of the issuance of 118,857,338 common and 55,148,190 preferred shares at the issuance price of R$963.130 and R$1,082.099, respectively, per lot of 1,000 shares, being secured to the Company’s shareholders the preemptive right in the subscription of up to 43,427,201 common shares and up to 79,943,743 preferred shares, in the proportion of 0.471628664% of the correspondent corporate participation held on April 27, 2007, for each type, for the same amount indicated above, for payment in cash at the time of the subscription, pursuant to the management proposal;

(ii)         to approve an increase on the corporate capital, on the amount of R$74,636,086.52, corresponding to the capitalization of 30% of the tax benefit resulting from the partial amortization of the special premium reserve on the fiscal year of 2006, without the issuance of new shares;

(iii) by virtue of the resolutions of itens (i) and (ii) above, to amend article 5 of the Company’s bylaws and approve its consolidation; and

(iv) to approve amendments to the Stock Plan of the Company.

Generalinformation:

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The Company informs its shareholders that, on March 1, 2007, the following documents were published in the newspapers “Diário Oficial do Estado de São Paulo” and “Gazeta Mercantil”: (i) the management annual report; (ii) the financial statements related to the fiscal year of 2006; (iii) the independent auditors’ report; and (iv) the Fiscal Council’s opinion. In addition, the financial statements and statement of operation reffered to the fiscal year of 2006 were published in a syntetic form in the newspaper “Valor Econômico”.

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The proxies containing special powers for representation in general meetings referred to by this Call Notice shall be deposited at the Company’s headquarters, at the Legal Department, at least 3 business days prior to the date scheduled for the meetings.

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Shareholders taking part in the Bovespa (São Paulo Stock Exchange) Registered Stocks Fungible Custody willing to attend these meetings shall submit a statement containing their respective stock interests, issued by qualified entity, within 48 hours prior to the meetings.

São Paulo, March 30, 2007.

Victório Carlos De Marchi
Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/Graham Staley

Graham Staley
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.